RELIANCE Infrastructure
Anil Dhirubhai Ambani Group


10015155

RECEIVED
2010 FEB -3 A 11:39

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 29, 2010

Exemption No : 82-~~35009~~ 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 29, 2010 accompanied with Unaudited Financial Results for the quarter ended December 31, 2009.
2.	Media Release dated January 29, 2010

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.:



RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 29, 2010

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 500390

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended December 31, 2009, which were approved by the Board of Directors at their meeting held on January 29, 2010

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.:

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 29, 2010

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 500390

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol: RELINFRA

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended December 31, 2009, which were approved by the Board of Directors at their meeting held on January 29, 2010

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.:

Reliance Infrastructure

Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

website:www.rinfra.com

unaudited financial results for the quarter and nine months ended December 31, 2009

(Rs. crore)

Sr. No.	Particulars	3 months ended		9 months ended		Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-03-2009 (Audited)
1	(a) Net sales of Electrical Energy (Refer Note No 3)	1,600.30	1,965.53	5,099.39	5,730.14	7,183.09
	(b) Income from EPC and Contracts Division	634.84	681.72	2,130.11	1,550.04	2,436.76
	(c) Other Operating Income	52.35	70.38	153.88	179.19	248.76
	Total Operating Income	2,287.49	2,717.63	7,383.38	7,459.37	9,868.61
2	Expenditure					
	(a) Cost of Electrical Energy purchased	891.01	1,233.90	2,756.93	3,533.87	4,253.99
	(b) Cost of Fuel	270.51	258.17	899.52	862.40	1,166.78
	(c) Tax on Sale of Electricity	38.66	38.81	120.82	117.46	152.96
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	501.38	587.70	1,753.72	1,276.20	1,966.49
	(e) Employees Cost	172.16	143.58	488.11	394.30	536.62
	(f) Depreciation	83.02	58.94	229.17	182.16	244.88
	(g) Other Expenditure	178.40	143.47	516.49	400.13	760.84
	Total Expenditure	2,135.14	2,464.57	6,764.76	6,766.52	9,082.56
3	**Profit from operations before Other Income (net) and Interest**	152.35	253.06	618.62	692.85	786.05
4	Other Income (net)	215.58	143.58	623.01	455.50	737.88
5	**Profit before Interest**	367.93	396.64	1,241.63	1,148.35	1,523.93
6	Interest and Finance Charges	56.53	86.54	234.15	229.25	330.50
7	**Profit from Ordinary Activities before tax**	311.40	310.10	1,007.48	919.10	1,193.43
8	Provision for Taxation :					
	- Current Tax	54.00	39.00	175.00	112.07	175.75
	- Deferred Tax	(14.50)	15.00	(20.36)	35.50	(54.56)
	- Fringe Benefit Tax	-	1.50	-	4.50	5.70
	- Tax adjustment for earlier years (net)	(5.23)	3.41	(47.75)	(25.67)	(72.34)
9	**Net Profit for the period**	277.13	251.19	900.59	792.70	1,138.88
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	225.31	227.81	225.31	227.81	226.06
11	Reserves including Statutory Reserves excluding Revaluation Reserves					10,308.14
12	Earnings Per Share (* not annualised)					
	(a) Basic (Rs.)	12.30 *	10.84 *	39.98 *	34.27 *	49.45
	(b) Diluted (Rs.)	11.94 *	10.64 *	38.81 *	33.65 *	48.54
13	Aggregate of Public Shareholding					
	- Number of Shares	140,241,616	142,741,616	140,241,616	142,741,616	141,395,121
	- Percentage of Shareholding	62.26	62.67	62.26	62.67	62.44
14	Promoter and promoter group shareholding					
	a) Pledged/Encumbered					
	- Number of shares	-		-		37,238,281
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-		-		43.79
	- Percentage of shares (as a % of the total share capital of the Company)	-		-		16.45
	b) Non-encumbered					
	- Number of shares	85,028,646		85,028,646		47,790,365
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00		100.00		56.21
	- Percentage of shares (as a % of the total share capital of the Company)	37.74		37.74		21.11

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. crore)

Sr. No.	Particulars	3 months ended		9 months ended		Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-03-2009 (Audited)
1	**Segment Revenue**					
	- Electrical Energy	1,623.74	2,031.23	5,179.59	5,885.25	7,369.64
	- EPC and Contracts Division	663.75	686.40	2,203.79	1,574.12	2,498.97
	Total	2,287.49	2,717.63	7,383.38	7,459.37	9,868.61
	Less : Inter Segment Revenue	-	-	-	-	-
	Net Sales / Income from Operations	2,287.49	2,717.63	7,383.38	7,459.37	9,868.61
2	**Segment Results**					
	Profit before Tax and Interest from each segment :					
	- Electrical Energy	149.22	222.99	474.36	590.93	624.24
	- EPC and Contracts Division	39.77	39.79	185.67	122.43	204.24
	Total	188.99	262.78	660.03	713.36	828.48
	- Interest and Finance Charges	(56.53)	(86.54)	(234.15)	(229.25)	(330.50)
	- Interest Income	89.94	59.92	198.68	265.61	338.81
	- Other un-allocable Income net of expenditure	89.00	73.94	382.92	169.38	356.64
	Profit before Tax	311.40	310.10	1,007.48	919.10	1,193.43
3	**Capital Employed**					
	- Electrical Energy	5,440.36	4,842.18	5,440.36	4,842.18	5,117.78
	- EPC and Contracts Division	251.63	(1,014.29)	251.63	(1,014.29)	155.06
	- Unallocated Corporate Assets (net)	8,040.06	8,019.00	8,040.06	8,019.00	6,634.60
	Total	13,732.05	11,846.89	13,732.05	11,846.89	11,907.44

Notes:

1. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending listing with the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

2. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing. The Company has complied with the interim order directions of depositing Rs. 25 crore with the Registrar of Supreme Court and providing a Bank Guarantee of Rs. 9.98 Crore.

3. (a) The tariff to be levied effective from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 69.56 crore and Rs. 127.80 crore for the quarter and nine months ended December 31, 2009, respectively, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter and nine months ended December 31, 2009 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

4. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to Company getting requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective only on receipt of requisite approvals which are awaited.

5. During the quarter, Mumbai Metro Transport Pvt. Ltd., has become a subsidiary of the Company.

6. There were no exceptional / extraordinary items during the quarter and nine months ended December 31, 2009.

7. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2009: opening: Nil; additions: 38; disposals: 38; closing: Nil

8. The aforesaid financial results were reviewed by the Audit Committee of the Board at its meeting held on January 28, 2010 and subsequently approved by the Board of Directors on January 29, 2010. The statutory auditors of the Company have carried out a "Limited Review" of the above financial results of the Company, as per the listing agreement entered into with the stock exchanges in India.

9. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors



Place: Mumbai
Date: January 29, 2010

Anil D. Ambani
Chairman

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 29, 2010

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 500390

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2009 – Media Release

Further to our letter of date enclosing the Unaudited Financial Results for the quarter ended December 31, 2009, we enclose hereto a copy of the Media Release issued in this connection.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.:

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

January 29, 2010

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol: RELINFRA

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended December 31, 2009 – Media Release

Further to our letter of date enclosing the Unaudited Financial Results for the quarter ended December 31, 2009, we enclose hereto a copy of the Media Release issued in this connection.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl.:

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre,
Santa Cruz (East)
Mumbai 400 055, India
Tel: +91 22 3009 9999
Fax: +91 22 3009 9763

MEDIA RELEASE

NET PROFIT * OF Rs 277 CRORE (US$ 60 MILLION) FOR THE QUARTER - AN INCREASE OF 10 %

TOTAL OPERATING INCOME **OF Rs 2,287 CRORE (US$ 492 MILLION) FOR THE QUARTER

EPC ORDERBOOK POSITION AT Rs 18,970 CRORE (US$ 4.1 BILLION)

COMPANY HAS CASH & CASH EQUIVALENTS OF OVER Rs 7,800 CRORE (US$ 1.7 BILLION)

** Profit would have been higher by Rs 58 crore to Rs 335 crore, an increase of 33 % from corresponding period of previous year, had the company accounted the additional net sales of electrical energy of Rs 70 crore*

*** Reduction due to reduced FAC owing to lower cost of power purchased*

Mumbai, January 29, 2010: Reliance Infrastructure Limited today announced its un-audited financial results for the quarter ended December 31, 2009. The performance highlights are:

- **Total Operating Income of Rs 2,287 crore** (US$ 492 million), against Rs 2,718 crore in the corresponding period of previous year. The reduction in income is due to reduced FAC owing to lower cost of power purchased.

- **Net Profit of Rs 277 crore** (US$ 60 million) against Rs 251 crore in the corresponding period of previous year. This profit would have been higher by Rs 58 crore, had the company accounted additional net sales of electrical energy of Rs 70 crore giving effect to the tariff hike which has been temporarily stayed by MERC.

- **Cash Profit of Rs 346 crore** (US$ 74 million), against Rs 325 crore in the corresponding period of previous year, **an increase of 6 %**

- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 74** (US$ 1.6), against Rs 66 in the corresponding period of previous year, **an increase of 12 %**

- **Annualised Earnings Per Share (EPS) of Rs 55** (US$ 1.2), against Rs 46 in the corresponding period of previous year, **an increase of 20 %**

On standalone basis, the **net worth of the Company stood at Rs 13,732 crore** (US$ 3 billion) and book value per share at Rs 609 as on December 31, 2009.

The Company has over **Rs 7,800 crore (US$ 1.7 billion) of cash & cash equivalents as on December 31, 2009.** Of the cash and cash equivalents, more than Rs 2,250 crore (US$ 484 million) is in cash and liquid mutual funds. The company doesn't have any exposure to equity markets.

The Company's total debt is Rs 4,418 crore (US$ 949 million). The Company remains **debt free at the net level**, and enjoys the top-end ratings of 'AA+' and 'AA' by CRISIL and FITCH, respectively

Financial Review

The **total sales of electrical energy during the quarter ended December 31, 2009 was Rs 1,600 crore (US$ 344 million)**, against Rs 1,966 crore in the corresponding period of previous year. The reduction in sales was due to reduced FAC owing to lower cost of power purchased.

The **turnover of the EPC Division for the quarter ended December 31, 2009 was Rs 635 crore (US$ 136 million)** against Rs 682 crore in the corresponding previous period. The division had a record **order book position of about Rs 18,970 crore (US$ 4.1 billion) as on December 31, 2009.**

Other Operating Income for the quarter was Rs 52 crore (US$ 11 million) as against Rs 70 crore in the corresponding period of previous year.

During the period under review, **total operating income of the Company was Rs 2,287 crore (US$ 492 million)** against Rs 2,718 crore in the corresponding quarter of previous year.

The Company's **Earnings Before Interest, Depreciation and Tax (EBIDT) was Rs 451 crore (US$ 97 million)** during the period, against Rs 456 crore in the corresponding quarter of previous year.

Depreciation was at Rs 83 crore (US$ 18 million) as against Rs 59 crore for the corresponding quarter of previous year.

The **corporate tax liability, including the deferred taxes, for the quarter ended December 31, 2009 was Rs 34 crore (US$ 7 million)**, as against Rs 56 crore in the corresponding quarter of previous year.

Net Profit for the quarter ended December 31, 2009 recorded an increase of 10 % to Rs 277 crore (US$ 60 million) from Rs 251 crore in the corresponding quarter of previous year.

Due to the stay order from MERC over tariff hike, there is non-accrual of sale of electrical energy of Rs 70 crore in this quarter, which would be accounted as and when stay is withdrawn. Otherwise, the **net profit would have been higher at Rs 335 crore** (US$ 72 million), an increase of 33 % from corresponding period of previous year.

During the period under review, the annualised cash earnings per share (CEPS) was Rs 74, **an increase of 12 %.**

Annualised Earnings Per Share (EPS) for the quarter ended December 31, 2009 was Rs 55 **an increase of 20 %.**

Management Discussion and Analysis

Energy Sales

The Company achieved **aggregate sales of electrical energy of 2,459 million units** during the quarter ended December 31, 2009, against 2,407 million units in the corresponding period of previous year, **an increase of 2 %.**

The Company's aggregate revenues from energy sales were Rs 1,600 crore (US$ 344 million) compared to Rs 1,966 crore in the corresponding period of previous year. The reduction in income is due to reduced FAC owing to lower power purchase cost.

Mumbai Distribution

The Mumbai distribution business achieved **aggregate sales of electrical energy of 2,080 million units** during the period under review, against 2,090 million units in the corresponding period of previous year. The sale is reduced due to migration of about 6,400 customers to Tata Power. However, there is no impact on the profitability as the Company continues to receive wheeling charges from the migrated customers, as all customers are on R Infra network.

The Company's **aggregate revenues from energy sales in Mumbai Distribution were Rs 1,450 crore (US$ 312 million)** compared to Rs 1,828 crore in the corresponding period of previous year. The reduction in revenue is due to reduced FAC owing to lower cost of power purchased.

During the period under review, **the Company purchased 1,361 million units of electrical energy** from external sources as compared to 1,407 million units purchased in the corresponding period of previous year, a decline of 3 %.

The **cost of energy purchased decreased by 28 %** to Rs 891 crore (US$ 191 million) during the period under review, owing to decrease in per unit cost to Rs 6.53 for the period against Rs 8.74 in the previous period.

EPC Business

The Division had **order book position of about Rs 18,970 crore (US$ 4.1 billion) as on December 31, 2009.**

Currently, the EPC Division is working on 6 power projects and implementing over 7,000 MW of power projects along with one road project as:

Energy Trading Business

The division has traded **777 million units** in the quarter as compared to 627 million units in corresponding period in previous year, **an increase of 24 %.**

Quantum (in units) under assured trading arrangements for the coming years having as on date is about 30,000 million units.

Projects under Development

The Company is **developing 15 projects aggregating around Rs 28,000 crore (US$ 6 billion)** of Transmission, Road and Metro rail projects excluding 5 Airports and 2 Specialty Real Estate Projects. The Company has become the country's largest infrastructure company on an ownership basis.

Of these 15 projects, **7 projects totaling over Rs 10,000 crore (US$ 2.1 billion) should be operational in FY11.**

Roads

Developing 9 road projects of 730 kms worth Rs 7,350 crore (US$ 1.6 billion). Of which **two are operational** and the other **4 road projects are expected to be operational in FY11**. The toll collection from Pune Satara road project should start from Q1FY11.

Metro Rails

The Company is the only private player in metro rail projects in the Country. **Developing 3 metro rail projects in Mumbai and Delhi worth over Rs 16,000 crore** (US$ 3.4 billion). Mumbai Metro Line 1 and Delhi Airport Express Link **will be operational in FY11.**

Project	Project Cost (Rs crore)	Length (Km)	Corridor	Concession Period*
Mumbai Metro Line I	2,350	12	Versova – Andheri – Ghatkopar	35 Years
Delhi Airport Metro Express Line	2,885	23	New Delhi Railway Station - IGI Airport – Dwarka	30 Years
Mumbai Metro Line II	11,000	32	Mankhurd – Bandra – Charkop	35 Years

* *includes construction period*

Above all, R Infra have been awarded as 'Most Admired Infrastructure Company – Overall' and Metro Line 1 of Mumbai has been awarded 'Project of the year' in 2nd KPMG Infrastructure Today Awards 2010.

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

unaudited financial results for the quarter and nine months ended December 31, 2009

(Rs. crore)

Sr. No.	Particulars	3 months ended		9 months ended		Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-03-2009 (Audited)
1	(a) Net sales of Electrical Energy (Refer Note No 3)	1,600.30	1,965.53	5,099.39	5,730.14	7,183.09
	(b) Income from EPC and Contracts Division	634.84	681.72	2,130.11	1,550.04	2,436.76
	(c) Other Operating Income	52.35	70.38	153.88	179.19	248.76
	Total Operating Income	2,287.49	2,717.63	7,383.38	7,459.37	9,868.61
2	Expenditure					
	(a) Cost of Electrical Energy purchased	891.01	1,233.90	2,756.93	3,533.87	4,253.99
	(b) Cost of Fuel	270.51	258.17	899.52	862.40	1,166.78
	(c) Tax on Sale of Electricity	38.66	38.81	120.82	117.46	152.96
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	501.38	587.70	1,753.72	1,276.20	1,966.49
	(e) Employees Cost	172.16	143.58	488.11	394.30	536.62
	(f) Depreciation	83.02	58.94	229.17	182.16	244.88
	(g) Other Expenditure	178.40	143.47	516.49	400.13	760.84
	Total Expenditure	2,135.14	2,464.57	6,764.76	6,766.52	9,082.56
3	**Profit from operations before Other Income (net) and Interest**	152.35	253.06	618.62	692.85	786.05
4	Other Income (net)	215.58	143.58	623.01	455.50	737.88
5	**Profit before Interest**	367.93	396.64	1,241.63	1,148.35	1,523.93
6	Interest and Finance Charges	56.53	86.54	234.15	229.25	330.50
7	**Profit from Ordinary Activities before tax**	311.40	310.10	1,007.48	919.10	1,193.43
8	Provision for Taxation :					
	- Current Tax	54.00	39.00	175.00	112.07	175.75
	- Deferred Tax	(14.50)	15.00	(20.36)	35.50	(54.56)
	- Fringe Benefit Tax	-	1.50	-	4.50	5.70
	- Tax adjustment for earlier years (net)	(5.23)	3.41	(47.75)	(25.67)	(72.34)
9	**Net Profit for the period**	277.13	251.19	900.59	792.70	1,138.88
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	225.31	227.81	225.31	227.81	226.06
11	Reserves including Statutory Reserves excluding Revaluation Reserves					10,308.14
12	Earnings Per Share (* not annualised)					
	(a) Basic (Rs.)	12.30 *	10.84 *	39.98 *	34.27 *	49.45
	(b) Diluted (Rs.)	11.94 *	10.64 *	38.81 *	33.65 *	48.54
13	Aggregate of Public Shareholding					
	- Number of Shares	140,241,616	142,741,616	140,241,616	142,741,616	141,395,121
	- Percentage of Shareholding	62.26	62.67	62.26	62.67	62.44
14	Promoter and promoter group shareholding					
	a) Pledged/Encumbered					
	- Number of shares	-		-		37,238,281
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-		-		43.79
	- Percentage of shares (as a % of the total share capital of the Company)	-		-		16.45
	b) Non-encumbered					
	- Number of shares	85,028,646		85,028,646		47,790,365
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00		100.00		56.21
	- Percentage of shares (as a % of the total share capital of the Company)	37.74		37.74		21.11

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. crore)

Sr. No.	Particulars	3 months ended		9 months ended		Year ended
		31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-03-2009 (Audited)
1	**Segment Revenue**					
	- Electrical Energy	**1,623.74**	2,031.23	**5,179.59**	5,885.25	**7,369.64**
	- EPC and Contracts Division	**663.75**	686.40	**2,203.79**	1,574.12	**2,498.97**
	Total	**2,287.49**	2,717.63	**7,383.38**	7,459.37	**9,868.61**
	Less : Inter Segment Revenue	-	-	-	-	-
	Net Sales / Income from Operations	**2,287.49**	2,717.63	**7,383.38**	7,459.37	**9,868.61**
2	**Segment Results**					
	Profit before Tax and Interest from each segment :					
	- Electrical Energy	**149.22**	222.99	**474.36**	590.93	**624.24**
	- EPC and Contracts Division	**39.77**	39.79	**185.67**	122.43	**204.24**
	Total	**188.99**	262.78	**660.03**	**713.36**	**828.48**
	- Interest and Finance Charges	**(56.53)**	(86.54)	**(234.15)**	(229.25)	**(330.50)**
	- Interest Income	**89.94**	59.92	**198.68**	265.61	**338.81**
	- Other un-allocable Income net of expenditure	**89.00**	73.94	**382.92**	169.38	**356.64**
	Profit before Tax	**311.40**	310.10	**1,007.48**	919.10	**1,193.43**
3	**Capital Employed**					
	- Electrical Energy	**5,440.36**	4,842.18	**5,440.36**	4,842.18	**5,117.78**
	- EPC and Contracts Division	**251.63**	(1,014.29)	**251.63**	(1,014.29)	**155.06**
	- Unallocated Corporate Assets (net)	**8,040.06**	8,019.00	**8,040.06**	8,019.00	**6,634.60**
	Total	**13,732.05**	11,846.89	**13,732.05**	11,846.89	**11,907.44**

Notes:

1. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending listing with the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

2. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing. The Company has complied with the interim order directions of depositing Rs. 25 crore with the Registrar of Supreme Court and providing a Bank Guarantee of Rs. 9.98 Crore.

3. (a) The tariff to be levied effective from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 69.56 crore and Rs. 127.80 crore for the quarter and nine months ended December 31, 2009, respectively, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter and nine months ended December 31, 2009 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

4. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to Company getting requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective only on receipt of requisite approvals which are awaited.

5. During the quarter, Mumbai Metro Transport Pvt. Ltd., has become a subsidiary of the Company.

6. There were no exceptional / extraordinary items during the quarter and nine months ended December 31, 2009.

7. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2009: opening: Nil; additions: 38; disposals: 38; closing: Nil

8. The aforesaid financial results were reviewed by the Audit Committee of the Board at its meeting held on January 28, 2010 and subsequently approved by the Board of Directors on January 29, 2010. The statutory auditors of the Company have carried out a "Limited Review" of the above financial results of the Company, as per the listing agreement entered into with the stock exchanges in India.

9. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: January 29, 2010

Anil D. Ambani
Chairman